

August 30, 2011

Via E-mail
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

> **Re: UMAX Group Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 8, 2011**
> **File No. 333-174334**

Dear Mr. Lewandowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 20 discussing your exclusive distribution contract with GEO and the corresponding agreement filed as Exhibit 10.1. We further note your response in your letter dated June 20, 2011 to comment one in our letter dated June 14, 2011 that you are not a blank check company because "to date, [you have] taken substantive steps in furtherance of the business plan including executing Exclusive Distribution Contact [sic] with Private Enterprise." Given the stated significance of this agreement, please revise your filing to detail how you established this relationship with GEO. With a view to providing investors an understanding of your business relationship with GEO, please also discuss whether you have or plan to have additional associations with GEO beyond the scope of the exclusive distribution contract.

Exhibit 10.1

2. We note Section 4.01 of Exhibit 10.1 setting forth the total cost of the contract and Section 5.01 stating that "[t]his contract becomes valid…till its complete fulfillment [sic]." Please clarify in your filing when you anticipate this contract term will be complete (e.g. upon mutual agreement of both parties, when $1 million has been billed by the Seller, etc.).

3. We note the counterparty to this contract is Private Enterprise G.E.O., a Polish corporation and that Mr. Roman Golubev appears to be the director of this company. Please clarify whether this counterparty is the same entity as G.E.O. Manufacturing Corporation, a Ukranian company, and, if not, whether they have any relationship or affiliation with one another. We note G.E.O. Manufacturing Corporation's website (http://www.geoproductioncorp.com/contacts/) lists Mr. Golubev as this entity's point of contact in the Ukraine.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Wade D. Huettel, Esq.